UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of June 30, 2016

(presented on a comparative basis with 2015)

UNAUDITED FINANCIAL STATEMENTS

as of June 30, 2016

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

―

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SUMMARY OF EVENTS

In compliance with the rules of the National Securities Commission (Periodic Reporting Requirements – Title IV – Chapter III – Section 4), Petrobras Argentina S.A.’s Summary of Events for the six-month period ended June 30, 2016 is described below. This Summary of Events is supplementary to and should be read in conjunction with the interim condensed consolidated financial statements of the Company as of June 30, 2016.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three and six-month periods ended June 30, 2016 and 2015:

(in millions of pesos)

ANALYSIS OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

Net income: Net income attributable to the Company’s shareholders for the three months ended June 30, 2016 totaled 324 compared to 524 in the same period of 2015.

Sales: Sales increased by 2,402, to 7,639 for the three months ended June 30, 2016 from 5,237 in the same period of 2015, mainly due to increases in sales by each of the Gas and Energy, Oil and Gas Exploration and Production, Refining and Distribution business segments which increased by 1,226, 1,138, and 1,068, respectively, partially offset by increased eliminations of sales attributable to intersegment sales of 1,013.

Gross profit: Gross profit increased by 976, to 2,632 for the three months ended June 30, 2016 from 1,656 in the same period of 2015, mainly due to increases in the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments of 691, 299 and 171, respectively, partially offset by a 129 decline in the Petrochemical business segment. The variation of eliminations of gross profits for intersegment transactions totaled losses of 56.

Administrative and selling expenses: Administrative and selling expenses totaled 986 for the three months ended June 30, 2016 and 659 in the same period of 2015. In the second quarter of 2016 the increase was due to increased prices, primarily in transportation and freights, procurement of works and services and payroll expenses, and in taxes, associated with the increased of sales.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 91 for the three months ended June 30, 2016 and 19 in the same period of 2015. Expenses for unsuccessful wells totaled 79 in 2016 period.

Other operating (expenses) income, net: Other operating expenses, net totaled loss of 506 for the three months ended June 30, 2016 and 125 in the same period of 2015. The higher charges for the current period is mainly attributable to the agreement with Methanex for the termination of the contract of supply of natural gas between the parties, agreements with provincial treasuries and impairment of assets in Bolivia, which accounted for losses of 449 , 208 and 210 respectively . These effects were partially offset by a gain of 572 for the recognition of earn out for the sale of the assets of Peru occurred in previous years.

Share of net profit of equity-accounted investments: Share of net profit of equity-accounted investments totaled 73 for the three months ended June 30, 2016, compared to a gain of 24 in the 2015 period. Improving than the current period is mainly attributable to the higher profit of participation in CIESA by 68, as a result of rate adjustments TGS in the current period, partially offset by losses of 28 in Mix Companies in Venezuela .

Operating income: Operating income rose by 245, to 1,122 for the three months ended June 30, 2016 from 877 in the same period of 2015, primarily due to the above mentioned improvement in gross profit, partially offset by lower other operating expenses and higher administrative and selling expenses.

Financial results: Financial results accounted for losses of 305 in the 2016 period, as opposed to profits of 11 in the period 2015. The increased loss for the current period is mainly attributable to a charge of 173 planned for the early redemption of Series S Notes and a negative variation of 99 in interest, for a combined effect of lower placements of investments in the period 2015 and higher interest charges on dollar-denominated debt (measured in pesos) as a result of the depreciation of the peso with respect to the US dollar.

Income tax: Income tax charge totaled 477 and 326 for the three months ended June 30, 2016 and 2015, respectively. The highest charge for the period 2016 is mainly attributable to operations in Bolivia, whose losses did not generate the respective tax shield and represented an increase in the effective rate of income tax in the current period.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: In the second quarter of 2016, sales increased by 1,138, to 3,552 from 2,414 for the same period of 2015, mainly due to improvements in prices of oil and gas following the devaluation of the peso in December 2015. The volume set of oil and gas increased by approximately 3%, with a 21% increase in gas sales and a contraction of 17% in oil sales.

Oil sales increased by 212, to 2,014 in the second quarter of 2016 from 1,802 in the same period of 2015, mainly due to improvements in prices in pesos, partially offset by the contraction in sales volumes, affected by the cease of operations in the Jagüel de los Machos area in the Province of La Pampa in September 2015.

Gas sales rose by 924, to 1,514 for the three months ended June 30, 2016 from 590 in the same period of 2015,

mainly due to an improvement in average selling prices by increases in rates of gas. Sales volumes totaled 240 MM p3/d in the period 2016 and 198 MM p3/d in the quarter, mainly by an increase in the production of the Neuquen Basin by putting into production unconventional gas wells.

Gross profit: Gross profit for this business segment totaled 1,521 in the second quarter of 2016 and 830 in the same period of 2015, with margins on sales of 42.8% for the second quarter of 2016 and of 35% for the same period of 2015, mainly as a consequence of the above mentioned improvement in sales prices and gas increased participation in the sales mix.

Refining and Distribution

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: Sales for this business segment increased by 1,068, to 4,010 for the three months ended June 30, 2016 from 2,942 in the same period of 2015, mainly due to an improvement in sales prices for refined products.

Refined product sales volumes recorded similar values in both periods, totaling 501.4 thousand cubic meters in 2016 and 496.2 cubic meters in the previous period. In the current period increases were recorded in sales volumes of oil gas, mainly due to intermediaries and the thermoelectric sector and retractions in gasoline at service stations and IFO 's the naval sector.

Gross profit: Gross profit for this business segment totaled 700 for the three months ended June 30, 2016 and 401 in the same period of 2015, with margins on sales of 17.5% and 13.6%, respectively. The improvement in margins is mainly attributable to the improvements indicated in the average selling prices, partially offset by the effects of devaluation on the purchasing costs of crude oil, which reference base is the US dollar reflected an increase in pesos.

Petrochemicals

Gross profit for this business segment is comprised of:

(in millions of pesos)

Sales: In the second quarter of 2016, sales decreased by 17, to 1,207 from 1,224 in the same period in 2015, mainly due to lower sales volumes, partially offset by improvements in selling prices expressed in pesos, that having their base in US dollar, despite turning down international benchmarks, reflected in the current quarter increased selling prices in pesos as a result of the devaluation in December 2015.

Styrenic products sales revenues increased by 4, to 733 for the three months ended June 30, 2016 from 729 in the same period in 2015, as a consequence of the above mentioned improvement in average sales prices, partially offset by a decline in volumes sold for styrene, polystyrene and rubber, both in the local market as well as exports.

Sales revenues resulting from the catalytic reformer plant operations decrease 21, to 474 for the three months ended June 30, 2016 from 495, mainly due to a decrease in sales volumes in both the local market and exports, partially offset by an improvement in average sales prices pesos

Gross profit: Gross profit totaled 98 for the three months ended June 30, 2016 and 227 in the same period of 2015, with margins on sales of 8.1% and 18.5%, respectively, in line with the drop in international reference prices and their respective margins

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Sales: In the second quarter of 2016, sales attributable to electricity generation increased by 330, to 726 for the three months ended June 30, 2016 from 396 in the same period of 2015, mainly due to an improvement in average sales prices, positively impacted by energy plus sales contracts and the update spot power prices in Resolutions No. 22/2016 in March 2016. To a lesser extent, sales were positively affected by a growth in sales volumes, which rose to 1,671 GWh from 1,559 GWh, due to higher sales volumes in the combined cycle Genelba.

Gross profit: Gross profit totaled 281 for the three months ended June 30, 2016 and 157 in the same period of 2015, in line with the better average sales prices of energy plus contracts and the Resolution above mentioned, together with an improvement of 7 % in the sales volumens.

- Marketing and Transportation of Gas

Sales: In the second quarter of 2016, natural gas sales revenues rose by 995, to 1,614 from 619, mainly due to an improvement in average sales prices, and to a lesser extent an increase of 20.8% in sales volumes, which totaled 250 million cubic feet in 2016, intended mainly to increase generating sector. The improvement in average selling prices was mainly attributable to the increases in rates of gas to residential and the higher proportion of gas plus sold, whose prices are above average.

Gross profit: Gross profit totaled a gain of 43 for the three months ended June 30, 2016 as opposed to losses of 4 in 2015, mainly due to the mentioned improvement in average selling prices.

ANALYSIS OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

Net income: Net income attributable to the Company’s shareholders totaled 1,255 in the period under review and 1,346 in 2015 six-month period.

Sales: Sales rose 3,939 to 14,450 from 10,511 in 2015 six-month period, mainly due to improved average prices which accounted for increases in sales revenues of 2,214, 2,170, 1,316 and 177 in the Gas and Energy, Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively. These effects were partially offset by increased eliminations attributable to intersegment sales amounting to 1,938 and, to a lesser extent, the sale of assets in the Austral basin in the first quarter of 2015.

Gross profit: Gross profit increased 1,887 to 5,095 in the period under review from 3,208 in the same period of 2015, with improvements in gross profit for the Oil and Gas Exploration and Production, Gas and Energy and Refining and Distribution business segments. In opposite directions a decrease is observed in the petrochemical segment and a negative variation in results as intersegment operations as a consequence of refinery stocks levels.

Administrative and selling expenses: Administrative and selling expenses totaled 1,805 in the period under review and 1,353 in 2015 six-month period. In 2016 the increase was due to increased prices, primarily in transportation and freights, procurement of works and services and payroll expenses, and in taxes, associated with the increased of sales.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 104 in 2015 six-month period and 31 in the same period of previous year. Expenses for unsuccessful wells totaled 79 in 2016 period.

Other operating income (expenses), net: Other operating income (expenses), net totaled loss of 478 for the period 2016, in opposite directions a gain of 460 in the same period of 2015. This improvement of 926 is mainly attributable to the sale of assets in the Austral basin in the 2015 period which resulted in a gain of 674, and in the current period is mainly attributable to the agreement with Methanex for the termination of the contract of supply of natural gas between the parties, agreements with provincial treasuries and impairment of assets in Bolivia, which accounted for losses of 449, 267 and 210 respectively. These effects were partially offset by a gain of 572 for the recognition of earn out for the sale of the assets of Peru occurred in previous years.

Share of net profit of equity-accounted investments: Share of net profit of equity-accounted investments improved 92, accounting for a gain of 102 in 2016 six-month period compared to a gain of 10 in the same period of previous year. This improvement is primarily due to the recognition to the higher profit of participation in Refinor and CIESA by 61 and 46, respectively.

Operating income: Operating income rose 516 to 2,810 in 2016 six-month period from 2,294 in the same period of previous year, primarily due to the above mentioned improvement in gross profit and Share of net profit of equity-accounted investments, partially offset by higher administrative and selling expenses and higher Other operating income (expenses).

Financial results: Financial results accounted for a loss of 354 in 2016 six-month period compared to a loss of 15 in the same period of previous year. The increased loss for the current period is mainly attributable to a charge of 173 planned for the early redemption of Series S Notes and a negative variation of 145 in interest, for a combined effect of lower placements of investments in the period 2015 and higher interest charges on dollar-denominated debt (measured in pesos) as a result of the depreciation of the peso with respect to the US dollar.

Income tax: Income tax charge totaled 1,152 and 856 in 2016 and 2015 six-month periods, respectively. Higher income tax charges for 2016 six-month period are mainly attributable in line with the higher taxable results of the current period and operations in Bolivia, whose losses did not generate the respective tax shield and represented an increase in the effective rate of income tax in the current period.

Summarized Financial Position and Income Statement Structure

Statistical Data

(Note)	For the six-month period ended June 30, 2016	2015	2014	2013	2012
Crude oil sales (thousands of barrels)						
Argentina	(b)	4,827	5,885	6,639	8,282	6,699
Bolivia		42	56	58	63	79
Total		4,869	5,941	6,697	8,345	6,778
Natural gas sales (thousands of cubic feets)						
Argentina	(b)	42,522	40,102	44,885	45,314	49,095
Bolivia		906	1,029	1,134	1,313	1,602
Total		43,428	41,131	46,019	46,627	50,697
Petrochemical sales (tons)						
SBR (tons)		15,237	18,282	20,381	24,994	22,664
Styrene (Argentine) (tons)		29,435	37,573	35,858	47,861	45,029
Polystyrene (Argentine) (tons)		29,955	33,766	29,325	26,555	32,407
Other derivered products (m3)	(a)	140,994	172,798	165,604	185,236	183,693
		215,621	262,419	251,168	284,646	283,793
Refining products sales (m3)						
Gasoline		251,155	267,082	243,389	265,146	273,809
Gas oil		460,388	430,759	383,136	375,027	397,980
Fuel Oil / IFOs / Asphalts		175,834	226,169	212,191	239,515	228,020
Other derivered products (m3)	(a)	93,657	88,558	95,605	73,233	84,679
		981,034	1,012,568	934,321	952,921	984,488
Electricity generation (gwh)						
Energy produced		3,091	2,925	3,121	3,236	3,108
Contracted sales		469	475	622	1,527	1,549
Spot sales		1,325	2,843	2,966	2,473	2,342
Total sales		1,794	3,318	3,588	4,000	3,891

(a) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and Distribution segment.

(b) In March 2015 and Juanuary 2014 the Company sold its participation in Austral Basin and Puesto Hernandez (UTE), respectively. In the third quarter of 2015 the Company ceased operations in the Jagüel de los Machos area in the Province of La Pampa.

Outlook

Our main objective for 2016 is to strengthen Petrobras Argentina as a robust, flexible, efficient and profitable company, that allows us to overcome the challenges of context. In this regard, the Company intends to intensify the development of its potential resources so as to replace sustainably the production from mature reservoirs to then grow steadily in strength and efficiency.

In Exploration and Production of Oil and Gas, the Company intends to intensify the development of its non-conventional resources, especially in tight gas so as to leverage its expertise accumulated over the years and take advantage of the best domestic prices for natural gas. At the same time, the company will continue with the campaigns shale exploration as a way to lay the groundwork for future developments on these non-conventional resources.

As to the activity of Refining and Distribution, in 2016 the Company expects to respond from efficiency in cost and management to the challenge represented by declining international prices of derivatives and local fuels margins.

In the Petrochemicals business segment, in 2016 attention will continue to focus on ensuring the availability of basic raw materials at prices that should be in line with the prices of our products and ensure the operability of the plants at costs at levels consistent with the achievement of a competitiveness standard.

In the Gas and Energy business segment, the Company expects to continue with the high operating performance for which our assets stand out in the power generation sector.

Marcos Benício Pompa Antunes

Representative Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of June 30, 2016

(presented on a comparative basis with 2015)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Stated in millions of Argentine pesos)

Note	Three-month 06/30/2016	Three-month 06/30/2015	Six-month 06/30/2016	Six-month 06/30/2015
Sales		7,639	5,237	14,450	10,511
Cost of sales	5	(5,007)	(3,581)	(9,355)	(7,303)
Gross profit		2,632	1,656	5,095	3,208
Administrative and selling expenses	6	(986)	(659)	(1,805)	(1,353)
Exploration expenses	7	(91)	(19)	(104)	(31)
Other operating (expenses) income, net	8	(506)	(125)	(478)	460
Share of net profit of equity accounted investments	14.3	73	24	102	10
Operating income		1,122	877	2,810	2,294
Financial results					
Financial income	9	75	177	585	387
Financial costs	9	(380)	(166)	(939)	(402)
Income before income tax		817	888	2,456	2,279
Income tax	10	(477)	(326)	(1,152)	(856)
Net income		**340**	**562**	**1,304**	**1,423**
Earnings per share basic / diluted (in pesos)		0.160	0.260	0.622	0.667
Attributable to:					
Shareholders of the Company		324	524	1,255	1,346
Non-controlling interest		16	38	49	77
Total		**340**	**562**	**1,304**	**1,423**

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

 (Stated in millions of Argentine pesos)

(a) Concepts in subsequent years will be reclassified to the income statement

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Stated in millions of Argentine pesos)

Note	06/30/2016	12/31/2015
CURRENT ASSETS			
Cash and cash equivalents	11	1,277	2,229
Other investments	15	46	43
Trade receivables	12	4,606	3,241
Other receivables	13	3,406	3,100
Inventories		2,702	2,130
Total current assets		12,037	10,743
NON-CURRENT ASSETS			
Trade receivables	12	40	48
Other receivables	13	211	186
Deferred income tax asset		1	7
Inventories		94	78
Other investments	15	413	290
Investments in associates	14.2	3,577	3,130
Investments in joint ventures	14.1	504	441
Property, plant and equipment	16	15,405	14,174
Total non-current assets		20,245	18,354
Total assets		**32,282**	**29,097**
CURRENT LIABILITIES			
Accounts payable		3,665	4,097
Short-term loans	17	4,735	61
Payroll and social security taxes		365	473
Taxes payable		1,556	775
Provisions	18	1,606	1,655
Total current liabilities		11,927	7,061
NON-CURRENT LIABILITIES			
Long-term loans	17	-	3,910
Employment benefit obligations	19	590	534
Deferred income tax liabilities		1,118	863
Provisions	18	2,325	2,166
Total non-current liabilities		4,033	7,473
Total liabilities		**15,960**	**14,534**
EQUITY			
Capital stock	20	2,019	2,019
Other items in capital		2,186	2,186
Reserves income	21	8,318	7,465
Other		(693)	(693)
Unappropriated retained earnings	22	1,255	853
Other comprehensive income	23	1,310	1,106
Total shareholders' equity attributable to:			
Shareholders of the Company		14,395	12,936
Non-controlling interest		1,927	1,627
Total equity		**16,322**	**14,563**
TOTAL LIABILITIES AND EQUITY		32,282	29,097

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX–MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Stated in millions of Argentine pesos)

(a) Balances due to business combination of companies under common control.

(b) Note 14.5.

(c) As required by the Shareholders’ Meeting of March 19, 2015.

(d) As required by the Shareholders’ Meeting of April 28, 2016.

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX–MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

 (Stated in millions of Argentine pesos)

Note	06/30/2016	06/30/2015
Cash provided by (used in) operations:			
Net income		1,304	1,423
Reconciliation to net cash provided by (used in) operating activities:			
Share of net profit of equity accounted investments	14.3	(102)	(10)
Financial results, net		164	(127)
Depreciation of property, plant and equipment	16	1,580	1,166
Abandoned and non-productive well write-downs	7	79	-
Contingences	8	44	10
Enviromental costs	8	20	7
Social benefits and other payroll benefits	19	118	120
Result from the sale of Austral Basin	8	-	(674)
Earn out of Kinteroni	8	(572)	-
Impairment of assets in Bolivia	8	210	-
Income tax	10	1,152	856
Accrued interest	17	153	110
Other		60	8
Changes in assets and liabilities:			
Trade receivables		(1,411)	108
Other receivables		334	(286)
Inventories		(529)	(121)
Accounts payable		(225)	335
Payroll and social security taxes		(182)	(134)
Taxes payable		(105)	(325)
Provisions		(268)	90
Dividends collected	14.4	27	6
Interest paid	17	(145)	(97)
Income tax paid		(198)	(543)
Net cash provided by operations		1,508	1,922
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment		(2,716)	(2,974)
Sale of interests in companies and oil and gas areas		-	792
Net variation in investments other than cash and cash equivalents		(6)	1
Financial Trust for Works on Gasoducto Sur *(Fideicomiso Financiero Gasoducto Sur)*		18	16
Net cash used in investing activities		(2,704)	(2,165)
Cash provided by (used in) financing activities:			
Net decrease in short term loans	17	(16)	(12)
Payment of loans with original long-term maturity	17	-	(45)
Cash dividends paid		-	(26)
Net cash used in financing activities		(16)	(83)
Decrease in cash and cash equivalents		(1,212)	(326)
Cash and cash equivalents at the beginning of the year	11	2,229	2,278
Effect of exchange rate change on cash and cash equivalents		260	81
Cash and cash equivalents at the end of the period	11	1,277	2,033

Notes 1 to 28 are an integral part and should be read in conjunction with these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX–MONTH PERIOD ENDED JUNE 30, 2016

(Stated in millions of Argentine pesos, except as otherwise indicated)

1.  General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

The Company is not subject to the Optional Statutory System for Binding Public Offering.

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its operations mainly in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on August 4, 2016.

1.3 Controlling Group

At the date of issuance of these financial statements, Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

Conclusion of negotiations and execution of an agreement for the sale of the controlling shareholder’s equity interest

Petróleo Brasileiro and Pampa Energía S.A. (an Argentine integrated energy company, hereinafter “Pampa”, and together with Petróleo Brasileiro, the “Parties”) concluded the negotiations of the main terms and conditions for the acquisition by Pampa of the total capital stock of Petrobras Participaciones S.L. (“PPSL”), holder of 67.1933% of Petrobras Argentina’s capital stock and voting rights (the “Transaction”), which terms and conditions have been approved by the board of directors of the Parties on May 12, 2016.

On May 13, 2016, the Parties entered into the sale and purchase agreement whereunder the Transaction is implemented (“Sale and Purchase Agreement” or “SPA”). On such date and in compliance with the terms and conditions of the SPA, Pampa paid US$ 178.4 million equivalent to 20% of the agreed base price.

The Parties agreed that Pampa will acquire all of the shares of PPSL upon fulfillment of the conditions precedent for closing of the Transaction (the “Closing”):

(i) The base price of the Transaction is US$ 892 million (the "Base Price"), representing a value of US$ 1,327 million for 100% of the Company’s capital stock. The Base Price is subject to the adjustments agreed upon between the Parties.

(ii) The Parties agreed that, upon closing of the acquisition and subject to approval by the Company’s Board of Directors, an affiliate of Petróleo Brasileiro will acquire 33.6% of the rights and obligations of the Company’s concession in the Río Neuquén area and the assets related to such interest, as well as 100% of the rights and obligations under the Operating Agreement entered into by the Company and Yacimientos Petrolíferos Fiscales Bolivianos related to the Colpa and Caranda areas in Bolivia, subject to governmental approvals in Bolivia, for a net amount of US$ 52 million.

(iii) In addition, Pampa informed that its Board of Directors approved the acquisition by YPF S.A. of 33.33% of the Company’s concession in the Río Neuquén area and all of its interest in Aguada de la Arena for US$ 140 million, subject to approval by the Company’s Board of Directors. YPF S.A. will be the operator of the Río Neuquén concession after Closing.

According to the provisions of the Capital Market Law and the CNV regulations on mandatory tender offers in connection with a change of control and acquisition of significant indirect interest, on May 20, 2016 Pampa’s Board of Directors decided to promote a Mandatory Cash Tender Offer (the “Cash Tender Offer”) and a Voluntary Exchange of Petrobras Argentina’s shares for Pampa’s shares (the “Exchange Offer” and collectively the “Offer”) directed to all shareholders holding Class “B” common shares of the Company, subject to the Closing and compliance with certain conditions described in the notice of the Offer at the CNV.

Pampa informed that its Board of Directors resolved to: (i) set the price of the Mandatory Cash Tender Offer at US$ 0.6574 per each share of the Company, subject to certain price adjustments contemplated in the Transaction agreements; (ii) set the exchange ratio for the Exchange Offer based on the price per share of the Company mentioned in (i): weighted average trading price of Pampa’s shares for the five days prior to the opening of the offer acceptance period divided by the price per share of Petrobras Argentina set for the Mandatory Tender Offer, with Pampa’s Shareholders’ Meeting that approves the capital increase being able to delegate to the Board of Directors the determination of an adjustment factor of plus or minus 10% of Pampa average price; (iii) approve the issuance of up to 320,000,000 new common shares of Pampa, to be paid in kind through the transfer to Pampa of shares and/or American Depositary Receipts (ADRs) of Petrobras Argentina owned by those shareholders who elect to participate in the Exchange Offer, expressly stating that such increase will represent up to 15.87% of Pampa’s capital stock after the abovementioned increase is made.

On June 3, 2016, the Company’s Board resolved that the price proposed for the mandatory tender offer was not fair. The mandatory tender offer and the voluntary exchange offer are subject to approval by the CNV.

On June 22, 2016, Pampa informed that the Regular and Special General Shareholders’ Meeting resolved to approve the abovementioned capital increase, the exchange ratio and the above mentioned adjustment method, as well as the suspension of the right of first refusal, under Section 197 of the General Companies Law, in the subscription of the new shares to be issued as a result of the above mentioned capital increase.

Petróleo Brasileiro S.A. informed the Company that Clause 11.1 of the SPA entitled “Conduct of Business between Effective Date and Closing” (the only clause of the SPA which has been disclosed to the Company’s Board) imposes certain limitations on the conduct of business, including, without limitation, restrictions on the issuance of shares, mergers and consolidations and amendments to the bylaws until the Acquisition is completed.

Pampa, in turn, announced that its Board of Directors was evaluating the possibility, once the Closing and Offer are completed, of merging the Company with Pampa, with Pampa as the acquiring company, all of which, after a thorough analysis, will be submitted to consideration of the Boards of Directors and Shareholders’ Meetings of both companies. To such effect, the before mentioned Shareholders’ Meeting of Pampa resolved to amend the current bylaws in relation to its corporate purpose to include the main business of Petrobras Argentina.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through General Resolution No. 562/09 and supplements.

These financial statements should be read in conjunction with the financial statements as of December 31, 2015, prepared on the basis of IFRS and issued on March 3, 2016.

In relation to the application of IAS 1 "Presentation of Financial Statements" and annual Improvements to IFRSs - Cycle 2012-2014 effective from January 1, 2016, its implementation did not impact significantly on the presentation of financial statements, in the results of operations or financial position of the Company.

2.1 Accounting policies and financial statements used

The accounting policies applied by the Company are consistent with those applied in the previous year.

For the preparation of these financial statements, we have used the financial statements of subsidiaries, joint ventures and associates as of June 30, 2016 and 2015 and as of December 31, 2015, or the best financial information available, adapted to the same period of time with respect to the financial statements of the Company. The adjustments have also been considered to adapt the criteria for valuation of the Company.

2.2 Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied risk policies and accounting estimates of the previous year. In relation to the risk analysis, as of June 30, 2016 there are no significant changes with respect to the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance, applying IFRS accounting policies.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued according to internal transfer prices as defined between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the following operating segments have been identified:

(a) Oil and Gas Exploration and Production, comprised of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA.

(b) Refining and Distribution, including the Company’s own operations in the refinery at Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations and the catalytic reformer plant operations conducted in Argentina.

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina, its interest in TGS, the electricity generation activities of Genelba Power Plant and of the Pichi Picún Leufú Hydroelectric Complex.

(e) Assets and operating income related to the Central Structure and intersegment eliminations are shown separately. Intersegment operations are performed at prices representative of market values.

In the Central Structure common costs to individual business segments are included, among others, administrative fees, tax on financial transactions, financial liabilities interest and income tax, which are incurred by the Company in the ordinary course of its operations and because of economy control they are managed by the Central Structure and not appropriated between operating segments.

3. Financial and non-financial equity risk management

3.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company does not engage or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements as of December 31, 2015 there were no significant changes in the risk management of the Company, or in policies associated with such management.

3.2 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rates between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the Argentine peso against the US dollar exchange rate. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a balanced net financial position in foreign currency because of the fact that a significant portion of its debt is designated as hedge of the investment denominated in foreign currency, so the exchange differences generated by this debt are recognized in “Other comprehensive income”.

The variation in the exchange rate in the six-month period ended June 30, 2016 generated a gain of 36 recognized in "Financial Results" (Note 9) and a deferred gain of 204 recognized in “Other comprehensive income” (Note 23).

The carrying amounts of assets and liabilities denominated in foreign currencies as of June 30, 2016 and as of December 31, 2015, including the debt designated as coverage indicated above, are as follows:

(a) As of June 30, 2016 according to the exchange rate released by the National Bank of Argentina.

(b) As of June 30, 2016 according to the exchange rate released by the National Bank of Bolivia and Central Bank of Venezuela, respectively.

3.3. Fair value of financial instruments

The amortized cost of all financial assets and liabilities approximates their fair value.

3.4. Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2016 and as of December 31, 2015, were the following:

4. Information business segments

The Company prepares information based on business segment criteria and prepares further relevant information by geographic area.

4.1 Business segments

Below selected information on each business segment identified by the Company’s Management is detailed:

4.2 Relevant information by geographical area

Below is information on assets, sales and operating income (loss) aggregated by geographical area:

5. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

5.1 Expenses attributable to cost of sales

6. Administrative and selling expenses

7. Exploration expenses

8. Other operating (Expenses) income, net

(a) Relates to interpretative differences in the tax on gross income with the Province of Neuquén (Note 25).

(b) In June 2016 the Company executed an agreement with Methanex Chile S.A. for termination of the natural gas supply agreement entered into between the parties and release of any claims arising therefrom by means of payment by the Company of a USD 32.5 million compensation in favor of Methanex Chile for damages caused to such company on account of the impossibility of conducting activities in Chile.

(c) Relates to earn out in favor of the Company, under the agreement with Petrobras International Braspetro BV for the sale of the shareholding in PVIE occurred in December 2007 (40%) and in April 2009 (60%), related to the declaration of commerciality on discovery of gas and condensed in the Prospectus Kinteroni Lot 57.

9. Financial results

10. Current and deferred income tax

Income tax disclosed in the Statement of Income is broken down as follows:

(a) Relating to the tax effect of exchange differences resulting from: (i) revaluation of net investments denominated in foreign currencies (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statement of income and the amount calculated by applying the prevailing income tax rate of 35% to income before taxes is as follows:

(a) The charge for the period 2016 mainly relates to the operations of the Company in Bolivia.

11. Cash and cash equivalents

Reconciliation of cash and cash equivalents in the statement of cash flows:

12. Trade receivables

(a) The movement for the period ended June 30, 2016 includes (20) charged in "Financial results”, (90) charged in Administrative and selling expenses and 13 attributable to disbursements for the period.

13. Other receivables

(a) The movement for the period ended June 30, 2016 includes (177) charged in "Other comprehensive income”.

(b) On July 13, 2016 the Company received 28,078,676 2020 bonds BONAR par value of one US dollar each, according to the Decree No. 704/2016, for the period between July 1, 2015 and December 31, 2015.

14. Investments in related companies

14.1 Investments in joint ventures

As of June 30, 2016 the book value of the investment in CIESA (TGS 's controlling shareholder) amounts to 504 and represents about 1.6% of the total assets of Petrobras Argentina.

The Company has a 50% direct and indirect interest in CIESA. Pampa Energía S.A., the other investment group in CIESA, holding the other 50% indirect interest, announced on July 19, 2016 the execution of an agreement with Grupo Inversor Petroquímica S.L. (members of GIP Group, led by the Sielecki family), WST S.A. and PCT L.L.C. (members of Werthein Group) (collectively, the "Buyers") for the sale of the stake and rights in CIESA. This transaction is subject to completion of the sale of PPSL to Pampa (Note 1.3) and will be performed simultaneously with such event.

14.2. Investments in associates

(a) Includes Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A.

(b) The movement of the six–month period ended June 30, 2016 includes (1,394) recognized in “Other comprehensive income”.

14.3 Share of net profit of equity accounted investments

14.4 Dividends collected

14.5 Minority interest

15. Other investments

(a) The movement for the period ended June 30, 2016 includes (29) charged in "Other comprehensive income”.

16. Property, plant and equipment

Note	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost								
12/31/2014		17,327	4,465	1,333	1,564	1,489	2,084	28,262
Translation effect		2,759	20	-	-	76	110	2,965
Additions		433	51	2	-	4,453	175	5,114
Decreases	(a)	(3,956)	(1,089)	-	-	(56)	(82)	(5,183)
Transfers		3,617	451	156	283	(4,383)	(124)	-
12/31/2015		**20,180**	**3,898**	**1,491**	**1,847**	**1,579**	**2,163**	**31,158**
Translation effect		1,259	15	-	-	86	67	1,427
Additions		504	10	1	-	1,786	105	2,406
Decreases	(b)	(326)	-	-	-	(9)	(1)	(336)
Transfers		1,341	311	50	221	(1,872)	(51)	-
06/30/2016		**22,958**	**4,234**	**1,542**	**2,068**	**1,570**	**2,283**	**34,655**
Depreciation								
12/31/2014		10,261	3,679	757	639	-	1,337	16,673
Translation effect		1,226	16	-	-	-	29	1,271
Net decreases	(a)	(2,582)	(969)	-	-	-	(39)	(3,590)
Depreciation		2,093	246	110	97	-	84	2,630
12/31/2015		**10,998**	**2,972**	**867**	**736**	**-**	**1,411**	**16,984**
Translation effect		663	9	-	-	-	17	689
Net decreases		-	-	-	-	-	(3)	(3)
Depreciation		1,255	152	57	65	-	51	1,580
06/30/2016		**12,916**	**3,133**	**924**	**801**	**-**	**1,476**	**19,250**
Net book value 06/30/2016		10,042	1,101	618	1,267	1,570	807	15,405
Net book value 12/31/2015		9,182	926	624	1,111	1,579	752	14,174

(a) The production wells, exploratory wells and oil and gas properties line in the 2015 period includes the disposal of fixed assets following the sale of the Austral Basin and the cease of operations in the area Jagüel de los Machos.

(b) Includes 210 impairment charges corresponding to Colpa Caranda areas, charged in Other operating income (expenses), net (Note 8).

Impairment of non-financial assets

The Company’s Management assessed the recoverability of property, plant and equipment, and only in the Colpa and Caranda area identified changes in circumstances that indicate that the carrying amount of this asset may not be recoverable, registering an impairment of 210 principally due to the postponement of the investments necessary for their development which affected negatively the expected cash flows of the asset. To determine the recoverable value the Company used the value in use and the discount rate WACC amounted to 8.7%.

17. Financial loans

The breakdown of loans as of June 30, 2016 and December 31, 2015 is as follows:

Loan activity

The movements in loans and financing as of June 30, 2016 and 2015 are as follows:

The maturities of the financial loans as of June 30, 2016 and December 31, 2015 are as follows:

Issuance of bonds up to USD 500 million. Total anticipated tender offer and redemption of the Series S Notes.

On June 10, 2016 the Board of Directors of Petrobras Argentina approved:

a) The issue and placement of bonds for an amount of up to USD 500 million or its equivalent in other currencies, under the Global Program Notes force authorized by Resolution No. 17,162 of the CNV,

b) The offer to purchase ("Tender Offer") for all of the Series S Notes in circulation, and

c) Subsequent Early Redemption ("Optional Redemption") of the Series S Notes, which did not participate in the Offer Tender in the event that after made the purchase offer stayed Series S Notes in circulation, so cancel the debt completely.

On July 6, 2016 the Company offered Subscription Series T Notes, to be issued under the existing program by publishing the relevant Pricing Supplement in the CNV, BCBA and the MAE. That same day, the Company made the offer to purchase for cash all Series S Notes outstanding, setting the July 19, 2016 as the first deadline for the offer and end date on August 2, 2016.

On July 14, 2016 the Company completed the issuance and placement of Series T Notes, for a total amount of USD 500 million, at a fixed rate of 7.375%, maturing on July 21, 2023.

Regarding the Series S Notes, the date of issuance of these financial statements, the Company completed the Tender Offer for a nominal value of USD 208 million and the Early Redemption for a nominal value of USD 92 million, thereby canceling the debt in full. The total amount paid by the Company amounted to USD 316 million, including 173 (USD 11.5 million) which correspond to the early redemption of Series S Notes

18. Provisions and contingent liabilities

Provisions that have been recognized in financial statements

(a) The movement of the period ended June 30, 2016 includes 52 shown under “Other comprehensive income”, (137) corresponding to net payments on new charges and 20 shown under “Other operating income (expenses), net” (Note 8).

(b) The movement of the period ended June 30, 2016 includes 44 shown under “Other operating income (expenses), net” (Note 8), 16 shown under “Other comprehensive income”, and (44) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2015 there were no significant changes in all aspects of the provisions recorded by the Company.

Contingent liabilities that have not been recognized in financial statements

Arbitration Oil Combustibles SA ("OIL")

In December 2010, OIL and the Company signed a contract committing the sale of virgin naphtha and octanics bases for a period of 15 years to the Company, called "Framework Supply Agreement".

In April 2015, the firm OIL initiated arbitration before the International Chamber of Commerce (ICC) against PESA, considering that by extraordinary and unforeseeable reasons the aforementioned agreement became too onerous for Oil.

The management of the Company believes that in the current state of the arbitration, it does not appear as likely that the outcome of this matter may have a significant adverse effect on the financial position or results of operations of the Company.

On March 30, 2016, Oil Combustibles S.A. filed for reorganization proceedings with the Comodoro Rivadavia courts.

On May 18, 2016, Oil Combustibles S.A. informed that, in exercise of the right granted by Section 20 of the Bankruptcy Law, it considered the Framework Supply Agreement terminated. On June 1, 2016, PESA obtained a precautionary measure restating the effectiveness of the Agreement until the issue concerning the court of competent jurisdiction to hear the Reorganization Proceedings of Oil Combustibles S.A. is resolved.

19. Social benefits and other payroll benefits

As of June 2016 the evolution of pension plan liabilities is as follows:

The liabilities of payroll benefits include the following:

20. Capital stock

As of June 30, 2016, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

Restrictions on availability of the Company’s shares

Law No. 27,181, passed on October 5, 2015, declared of public interest the protection of the National Government’s shareholdings that are part, among others, of the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) of the Argentine Integrated Social Security System (Sistema Integrado Previsional Argentino). To such effect, the Argentine Agency of Government Investments in Companies was created as enforcement authority.

According to the provisions of such law, the transfer of Company’s shares held by the Sustainability Guarantee Fund of the Argentine Integrated Social Security System shall require prior authorization of the Argentine Congress.

21. Reserves

22. Unappropriated retained earnings

23. Other comprehensive income

24. Related companies transactions

Balances and transactions with related companies

Balances as of June 30, 2016 and December 31, 2015 for transactions with related companies are the following:

The main transactions with related companies for the six–month periods ended June 30, 2016 and 2015 are as follows:

25. Operations in Joint Operation

On March 30, 2015, the Company’s Board of Directors approved the sale to Compañía General de Combustibles S.A. of the Company’s entire interest in the Austral basin in Argentina for an amount of USD 101, resulting in a pre-tax gain of 674 recorded in “Other operating income (expenses), net” (Note 8). The transaction includes the concessions operated under the Joint Ventures (UTE) of Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, assets related to Santa Cruz II, Punta Loyola Terminal and oil and gas pipelines operated in the basin.

Regarding the 25 de Mayo-Medanito S.E. concession in the Province of La Pampa, on March 30, 2016, the legislature of the Province of La Pampa approved a bill declaring the strategic importance of the portion of the 25 de Mayo-Medanito S.E. area located within such province, and transferring its possession to the Province upon expiration of the Company original concession period of 25 years, in November 2016, although the Company is entitled to request a 10-year extension period of the Company’s concession under applicable law.

35-year Exploitation Concession over the Rio Neuquén Area in the Province of Neuquén

On June, 13, 2016, the Executive Branch of the Province of Neuquén approved the Investment Memorandum of Agreement subscribed between Petrobras Argentina S.A. and such Province by means of Decree No. 776/2016, whereunder a 35-year non-conventional exploitation concession is granted over the Río Neuquén area including a 5-year pilot plan period.

This agreement mainly provides that the Company’s obligations include the execution of a pilot plan for the development of non-conventional hydrocarbons (tight gas) involving drilling of 24 wells and refurbishing of surface facilities from 2016 through 2020. Total investments for such period are estimated at USD 346 million. The agreement provides for the payment of a fixed bond of USD 5.7 million and a Corporate Social Responsibility contribution in the amount of USD 8.6 million.

In addition, through a payment of 208, the differences in interpretation concerning gross income tax in the proceedings pending before the Tax Bureau of the Province of Neuquén, were finalized. This amount was charged in Other operating income (expenses), net (Note 8).

26. Changes in the regulatory frameworks

26.1. Program to stimulate exports

On March 9, 2016 the Ministry of Energy and Mining issued Resolution No. 21/2016 creating an export stimulus program of crude oil surplus, after the domestic demand for crude oil Escalante from the San Jorge Gulf Basin is satisfied, to be in effect from January 1, 2016 to December 31, 2016. The stimulus will be paid for each shipment and to the extent that the average price of Brent oil does not exceed USD 47 per barrel two days before and two day after the shipment. The compensation to be paid by the Argentine government will amount to USD 7.50 per barrel, as long as the criteria in the resolution is met.

26.2. Natural gas transportation Segment

On February 16, 2016, through Decree No. 367/2016, UNIREN was dissolved and the responsibility for the renegotiation of public service agreements was transfered to the ministries with jurisdiction over the relevant activity. The Ministry of Energy and Mining, together with the Ministry of Economy and Public Finance, assumed UNIREN’s responsibilities with regard to TGS’s renegotiation process.

Additionally, the new administration through Decree No. 367/2016 jointly authorized the competent ministries with the Ministry of Finance and Public Finance, to conclude partial renegotiation agreements and temporary renegotiation of prices and tariffs as necessary to ensure the continuity of the normal provision of the respective public services, until the signing of the comprehensive renegotiation arrangements to be entered into before the comprehensive tariff review.

These transitional adjustments were made in advance of future increases allowed pursuant to the comprehensive renegotiation process. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the Renegotiation Process in the next twelve months following the issuance of Resolution No. 3,724/16.

On June 30, 2016, the ENARGAS issued Resolution No. 3,724, which approved the tariff schedule as from April 1, 2016, including the CAU for Natural Gas Transportation business segment, which represents a 200.1% increase. This increase is associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017, overseen by the ENARGAS. Furthermore, TGS shall submit evidence of compliance with the mentioned Investment Plan to obtain ENARGAS’ prior authorization to pay dividends.

As of the date of these Financial Statements, the Investment Plan is being implemented by TGS as agreed with ENARGAS. Nevertheless, the different legal actions filed against the tariff increases authorized by the Argentine Government might have a negative impact on the implementation of such Plan.

These increases represent a partial recognition of the prior administrative claims filed by TGS, and as such, TGS will continue with all legal actions initiated until it obtains full enforcement of its rights, including those necessary to accomplish the execution of the comprehensive agreement.

Legal Actions filed against Resolutions No.31 and No.28/2016

Within the framework of an action for the protection of constitutional rights (“acción de amparo”) filed by a NGO, on July 6, 2016, the Federal Court of Appeals of La Plata issued a decision declaring Resolutions No.28 and No.31 null and void and bringing back the tariff situation to that existing before the issuance of said resolutions. Considering the particular circumstances of the issue, the decision, once final, would prevent licensees of natural gas transportation and distribution public services from billing the services supplied according to the new tariff schedules effective April 1, 2016.

The Argentine Government requested a review of the decision by the Argentine Supreme Court. To such effect, it filed an extraordinary appeal before the Federal Court of Appeals of La Plata in order to follow through with the proceedings, and expressly requested that the effects of the decision be suspended by the mere filing of the before mentioned appeal. The Court rejected the request and indicated that only the granting of the appeal would suspend the application of the decision which, it explained, has immediate legal effects from issuance of the same.

Should the decision become final, this might have a negative impact on TGS’s economic and financial situation on account of the sustained increase in costs during the last 15 years and the need to develop a Comprehensive Tariff Review (CTR) process aimed at obtaining a fair and reasonable tariff schedule allowing for a sustainable business development in the long term. In addition, the implementation of the Investment Plan might be affected by the lack of funding sources.

The total amount resulting from the tariff increase granted under Resolution 3,724 in relation to TGS for the six-month period ended June 30, 2016, accounted for an increase of 76 for the Company in the Share of Profits of Equity-accounted Investees.

On the other hand, on July 12, 2016, MINEM (Ministry of Energy and Mining) issued Resolution No. 129/2016 which provides a cap on billings issued by natural gas distribution companies for residential and commercial consumption. Such schedule will be effective until December 31, 2016. Resolution No. 129 modifies neither the current tariff schedule values applicable to the service provided by TGS nor the natural gas distribution service values. Caps will be retroactive to April 1, 2016.

In addition, Resolution No. 129 provides, both for natural gas transportation and distribution segments, the execution of the actions planned for the development of the CTR process within the last quarter of 2016, including holding of public hearings before October 31, 2016.

As of the date of these Financial Statements, ENARGAS has not taken any resolution regarding decisions made by the Federal Court of Appeals of La Plata or concerning Resolution 129.

26.3. Ministry of Energy and Mining Resolution No. 22/2016:

In March 2016, and with retroactive effect as from February 2016, Resolution No. 22/2016 issued by the Ministry of Energy and Mining set forth an upgrade in the compensation established for electricity generators under Resolution No. 482/2015.

26.4. Refining and Marketing

The content of fuels was modified by Resolution No. 5/2016 dated May 31, 2016 issued by the Hydrocarbon Resources Secretary (the “Resolution No. 5”), which replaces Exhibit II of Resolution No. 1,283/06, issued by the former Secretary of Energy. Resolution No. 5 contains the required specifications of the different kinds of fuel sold in Argentina (i.e. naphtha grades 2 and 3 and gas oil grade 3).

It also establishes different vapor pressure values for fuel for automobile use, according to the geographic areas and seasons.  Pursuant to Resolution No. 5, the maximum Sulphur content allowed in gasoil for electric generation is equal to the Sulphur content of gasoil Grade 2 established for areas with a low urban density (BD).

Resolution No. 5 establishes that from June 1, 2016, the maximum Sulphur content in domestic and imported fuel oil is 7,000 mg/kg.  Local oil refineries that do not fulfill the requirements under Resolution No. 5 are required to submit, within 90 days starting the publication of the resolution, a plan detailing the steps and actions to be taken in order to meet the above requirements within 24 months from said publication. The Company is working on the preparation of the respective adaptation plan.

Resolution No. 5 also requires oil companies to present to the Hydrocarbon Resources Secretary within 90 days from the date of its publication, a detailed schedule of the investment program for the following 4 years in order to reach the targets set by Exhibit I of such resolution.  The Hydrocarbon Resources Secretary supervises the works and investments by the companies pursuant to their investment programs.

27. General Resolution No. 629/2014 - Documentation Storage

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about documentation storage.

In this regard, the Company advises that its trade books, corporate books and accounting records are kept in the registered office.

The Company has sent documentation of certain age to the provider AdeA - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

28. Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2016, or the results of its operations for the six–month period then ended.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Petrobras Argentina S.A.

We have reviewed the accompanying condensed interim consolidated financial position of Petrobras Argentina S.A. and its subsidiaries as of June 30, 2016, and the related condensed interim consolidated statements of income and comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, and the condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2016 and 2015.  These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim consolidated financial statements for them to be in conformity with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board.

Autonomous City of Buenos Aires, July 26, 2016

/s/ PRICE WATERHOUSE & CO. S.R.L.

______________________________

Carolina García Zúñiga

GLOSSARY:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 8, 2016

By: /s/

Ricardo Alejandro Torres

___________________________________

Name: Ricardo Alejandro Torres

Title:   Co-Chief Executive Officer